Mail Stop 4561

June 3, 2005

Via facsimile to (954) 660-6561 and U.S. Mail

Mr. Gerard A. Herlihy
Chief Financial Officer
Splinex Technology Inc.
550 W. Cypress Creek Road, Suite 410
Fort Lauderdale, FL  33309

Re:   	Splinex Technology Inc.
      Item 4.01 Form 8-K
      Filed February 2, 2005
      File No. 333-116817

Dear Mr. Herlihy:

      We have reviewed your correspondence dated April 12, 2005 and have the following comments. We may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. After reviewing this information, we may or may not raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior comment 1
1. We note your statement that the material weaknesses were first orally communicated by the Company`s former auditor on February 1, 2005. Please explain why, in the last sentence of the second paragraph of your response, you state that the weaknesses were "described in a workpaper delivered by the Company`s former auditor to the Company in January 2005."
2. Tell us supplementally, specifically when the material weaknesses were identified, when they are believed to have begun, by whom they were identified and when they were first communicated.

Prior comment 3

3. We understand from your correspondence of April 12, 2005, that the only written communication received from your former auditor regarding the material internal control weaknesses was a copy of an audit workpaper. As previously requested, please provide a copy of this document.

Prior comment 4

4. We have reviewed your response and note that you disclose in Item
3 that "management recognized" that controls and procedures can provide only reasonable assurance of achieving the desired control objectives. This recognition is not the equivalent of designing disclosure controls and procedures to provide reasonable assurance of achieving their objectives. Please confirm to us that in future filings you will revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, all references to the level of assurance of your disclosure controls and procedures may be removed from your disclosures.

Prior comment 5
5. We note that you made changes to disclosure controls and procedures prior to the communication that there were material weaknesses. Tell us how you knew about the material weaknesses before the former accountant advised you of them. Tell us exactly when the company implemented changes to disclosure controls and procedures. Describe the changes in reasonable detail and why those changes support the basis for your officers` conclusions that the company`s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

       Please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Any questions regarding the above should be directed to me at
(202) 551-3443, or in my absence, to Robert Benton at (202) 551-
3804.

Sincerely,


Tamara Tangen, CPA
      Staff Accountant
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Gerard A. Herlihy
Splinex Technology Inc.
June 3, 2005
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